December 16, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street NE
Washington, D.C. 20549

Attn:	Lauren Pierce and Jan Woo

Re:	Presto Automation Inc.

Registration Statement on Form S-1

Filed October 21, 2022

File No. 333-267979

Dear Ms. Pierce and Ms. Woo:

On behalf of our client, Presto Automation Inc., a Delaware corporation (the “Company” or “Presto”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated November 16, 2022 (the “Comment Letter”), with respect to the above-referenced Registration Statement on Form S-1, filed on October 21, 2022 (the “Registration Statement”).

The Company has filed via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No.1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 1. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 1.

Form S-1 filed October 21, 2022

Cover Page

1.	For each of the shares and warrants being registered for resale, disclose the price that the selling securityholders paid for such shares and warrants.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page of Amendment No. 1

2.	We note that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the common stock

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page of Amendment No. 1

United States Securities and Exchange Commission

December 16, 2022

Risk Factors, page 31

3.	We note your statement that you may not be able to timely file reports required by the Exchange Act. We also note that you did not timely file your Form 10-Q for the quarter ended March 30, 2021. Update and revise your risk factor to disclose that you did not timely file the report and that you may not be able to timely file similar reports in the future.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 33 and 34 of Amendment No. 1

Management’s Discussion and Analysis, page 63

4.	Please disclose in this section the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of your common stock.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 79 of Amendment No. 1

Liquidity and Capital Resources, page 77

5.	In light of the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. Please discuss the effect of this offering on the company’s ability to raise additional capital.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 78 of Amendment No. 1

United States Securities and Exchange Commission

December 16, 2022

General

6.	We note your disclosure that your warrants are out-of-the money and that you do not expect to receive cash proceeds from the exercise of warrants until this is no longer true. Please provide similar disclosure in your MD&A section. If applicable, throughout your filing, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page, pages 4, 5 and 78 of Amendment No. 1

7.	Revise your prospectus to disclose the price that each selling securityholder paid for the shares and warrants being registered for resale. Highlight any differences in the current trading price, the prices at which the Sponsors and PIPE investors acquired their shares and warrants, and the price at which the public securityholders acquired their shares and warrants. Disclose that, while the Sponsors and PIPE investors may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 6 of Amendment No. 1

8.	Please revise to update your disclosures throughout the filing and address areas that present inconsistencies. For example, on page 108, you make statements about what might happen “[i]f VTAQ completes the Business Combination” or “[i]n the event that the Business Combination does not close.” These statements should be updated given that the Business Combination closed on September 21, 2022.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 108 of Amendment No. 1

* * *

Please do not hesitate to contact Colin Diamond at (212) 819-8754 of White & Case LLP with any questions or comments regarding this letter.

United States Securities and Exchange Commission

December 16, 2022

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Susan Shinoff, Presto Automation Inc.

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